UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 30, 2020

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

On April 30, 2020, Hightimes Holding Corp., a Delaware corporation (the “Company”), announced that in light of the circumstances and uncertainty surrounding the effects of the COVID-19 coronavirus pandemic on the Company’s business, employees, consultants and service providers, the Company’s management has determined that it will delay the filing of its annual report on Form 1-K for the year ended December 31, 2019 (the “Annual Report”) by up to 45 days in accordance with the SEC’s March 26, 2020 Order (Release No. 33-10768) (the “Order”), which allows for the delay of certain filings required pursuant to Rule 257 of Regulation A of the Securities Act of 1933, as amended. The Company’s operations and business development have experienced disruption due to the unprecedented conditions surrounding the COVID-19 pandemic spreading throughout the United States and the world and thus the Company’s business operations have been disrupted and it is unable to timely review and prepare the Company’s financial statements for the 2019 fiscal year. As such, the Company will be making use of the 45-day grace period provided by the SEC’s Order to delay filing of its Annual Report. While the Company intends to file its Annual Report as soon as possible, in no event will the Company file its Annual Report later than June 12, 2020, 45 days after the original due date of its Annual Report.

In addition, the Company is supplementing the risk factors previously disclosed in the Company’s Regulation A offering circular and its Annual Report on Form 1-K for the year ended December 31, 2018, as well as any subsequent Semi-Annual Report on Form 1-SA and Current Reports on Form 1-U, with the following risk factor:

War, terrorism, other acts of violence or natural or man-made disasters, including a global pandemic, may affect the markets in which the Company operates, the Company’s customers, the Company’s delivery of products and customer service, and could have a material adverse impact on our business, results of operations, or financial conditions.

The Company’s business may be adversely affected by instability, disruption or destruction in a geographic region in which it operates, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, and natural or man-made disasters, including famine, food, fire, earthquake, storm or pandemic events and spread of disease (including the recent outbreak of the coronavirus commonly referred to as “COVID-19”). Such events may cause customers to suspend their decisions on purchasing the Company’s products or services, make it impossible to attend or sponsor events or attend trade shows or other conferences in which our products and services are presented to customers and potential customers, cause restrictions, postponements and cancellations of events that attract large crowds and public gatherings such as trade shows at which we have historically presented our products, and give rise to sudden significant changes in regional and global economic conditions and cycles that could interfere with purchases of goods or services, commitments to develop new products. These events also pose significant risks to the Company’s personnel and to physical facilities, transportation and operations, which could materially adversely affect the Company’s financial results.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 1-U contains statements as to the Company’s beliefs and expectations of the outcome of future events that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Examples of these statements include, but are not limited to, statements regarding the anticipated impact of the COVID-19 outbreak on travel and physical locations, the anticipated impact of such outbreak on our results of operations, and possible effect of the postponement and cancellation of trade shows and events on our overall revenues. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. These risks and uncertainties include, but are not limited to, the effects of the COVID-19 outbreak, including levels of consumer, business and economic confidence generally. The duration of the COVID-19 outbreak and severity of such outbreak, the pace of recovery following the COVID-19 outbreak, the effect on our supply chain, our ability to implement cost containment and business recovery strategies; and the adverse effects of the COVID-19 outbreak on our business or the market price of our common stock and the risk factors described in our Regulation A Offering Circular, our annual reports on Form 1-K and semi-annual reports on Form 1-SA, as well as our subsequent filings with the U.S. Securities and Exchange Commission, including subsequent annual reports on Form 1-K, semi-annual reports on Form 1-SA and current reports on Form 1-U are uncertain. Except as required by law, the Company does not undertake any obligation to release publicly any revisions to forward-looking statements made by it to reflect events or circumstances occurring after the date hereof or the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	April 30, 2020